

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 8, 2016

Mr. David J. Frear
Executive Vice President and
Chief Financial Officer
Sirius XM Holdings Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

      Re: Sirius XM Holdings Inc.
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 2, 2016
                File No. 001-34295

Dear Mr. Frear:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Larry Spirgel

                                  Larry Spirgel
                                  Assistant Director
                                  AD Office 11 – Telecommunications